

Mail Stop 7010

August 30, 2006

Mr. John J. Gallagher III
Chief Financial Officer
Celanese Corporation
1601 West LBJ Freeway
Dallas, TX 75234

RE: **Form 10-K for the year ended December 31, 2005**
Form 10-Q for the quarter ended June 30, 2006
File Nos. 1-32410 and 333-122587-18

Dear Mr. Gallagher:

We have reviewed your response letter dated August 23, 2006 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

Financial Statements

Statements of Operations, page F-4

2. We note your response to prior comment 6. It remains unclear how you determined it was appropriate to characterize these amounts as special given that they have been recorded in multiple periods. For each component of special (charges) gains recorded during the three years ended December 31, 2005 and the six months ended June 30, 2006, provide us with a detailed description of the charge (gain). Your description should include the amount of the component as well as how you determined the component met the definition of special. As we stated in prior comment 6, the following are the most common definitions from Merriam-Webster's dictionary for the word special:
   - distinguished by some unusual quality;
   - readily distinguishable from others of the same category;
   - unique; and
   - being other than usual.

   Alternatively, please remove special from the title used to describe these amounts and tell us what the revised title will be.

Notes to Financial Statements

Note 4. Summary of Accounting Policies

Earnings Per Share, page F-23

3. We note your response to prior comment 7. We remind you that paragraph 61 of SFAS 128 states that the two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. You state that the terms of your Series A and Series B common shares are identical, with the exception of Series B shares' conversion feature, and their entitlement to the stock dividend and special cash dividend. Given these different dividend rights, it is unclear how you determined it would be appropriate to consider the Series B shares as converted into Series A shares for purposes of calculating EPS. As previously requested, please provide us with your earnings per share calculations using the two class method for the year ended December 31, 2005. If the amounts are different from those currently presented, please also revise your presentation accordingly. Refer to paragraphs 60 and 61 of SFAS 128 and EITF 03-6.

Note 10. Investments

Cost Investments, page F-32

4. We note your response to prior comment 8. Please expand your disclosures related to your investments in which you own 20% or more of the voting stock of the investee and account for under the cost method. Your disclosures should explain how you determined you are not able to exercise significant influence over the entity and should include a discussion about the government's influence over the entities in their respective countries.

FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2006

General

5. Please address the above comments in your interim filings as well.

CELANESE HOLDINGS LLC

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

6. Please address the comments above, as applicable, to Celanese Holdings LLC.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief